Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of MAY 2015	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

First Quarter 2015 Natuzzi Consolidated Results

A DOUBLE DIGIT INCREASE IN REVENUES AND IMPROVEMENT ON MARGINS CONFIRMS THE POSITIVE TREND OF THE PREVIOUS QUARTERS

  CONSOLIDATED NET SALES FOR THE QUARTER EQUAL TO 122.6 MLN EUROS, UP 24.6% V 98.4 MLN EUROS REPORTED IN THE FIRST QUARTER OF 2014.
  GROSS MARGIN IMPROVEMENT MAINLY RELATED TO GROWTH OF VOLUMES, THE POSITIVE EFFECT OF THE PRODUCT MIX AND PRODUCTION EFFICIENCIES.
  OTHER SG&A AS A PERCENTAGE OF NET SALES DOWN BY 4.8% COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR.
  NEGATIVE EBIT OF €4.9 MILLION, COMPARED TO A NEGATIVE EBIT OF €9.4 MILLION IN THE FIRST QUARTER OF 2014, IMPROVING BY APPROXIMATELY 50%, PARTIALLY THANKS TO THE POSITIVE IMPACT OF A FAVOURABLE EXCHANGE RATE.

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 15, 2015--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) (“Natuzzi” or the “Company”) has approved its consolidated financial results for the first quarter of 2015.

After the meeting of the Board of Directors, The Chairman and CEO Pasquale Natuzzi commented:

“The first quarter results show a significant improvement on revenues and margins confirming the positive trend of the previous quarters.

In the first quarter of 2015 the turnover increased by 24.6% to 122.6mln Euros, compared to the same period of the previous year, with a significant growth of the furnishings sector, consistent with the Natuzzi Italia’s "Total Home" offer.

From a geographical standpoint, we registered a growth of revenues in all of our main markets. We also confirmed the positive trend of our directly owned stores which posted a 26.9% growth in the first quarter of the year.

Gross margin improvement to 29.4% on sales (+ 0.9% compared to the first quarter of 2014) was primarily related to the gradual increase in efficiencies and productivity in our plants (Italy and abroad) over recent months, growth of volumes and a better product mix.

The actions we have taken to improve efficiency were aimed at reducing production complexity (-25% of models and -38% of upholstery in production), and re-engineering the production of the 120 best-selling models according to the logic of the new production process. Since April 1 2015, 80% of the product portfolio is manufactured through the moving line in all of our plants, representing an important step for the full recovery of competitiveness.

Other SG&A as a percentage of net sales were down to 17.3% in the first quarter of 2015 compared to 21.8% of the same period of the previous year.

The EBIT of -4.9mln Euros has improved by approximately 50% compared to the first quarter of 2014.

The significant improvement in our overall financial results over the last five quarters is illustrated in the following table:

	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015
Total Net Sales*	-11.2%	-1.2%	+8.2%	+12.6%	+24.6%
COGS**	-71.5%	-74.2%	-72.1%	-71.2%	-70.6%
Other SG&A**	-21.8%	-20.9%	-18.2%	-17.7%	-17.3%
EBIT**	-9.6%	-9.7%	-7.0%	-6.3%	-4.0%

*quarterly percentage change in 2015 net sales over same quarter in 2014, the others are compared to 2013
** percentage of net sales

The first quarter numbers testify the great work carried out over recent months aimed at improving operating efficiency. Our energy is now focused on capitalizing on this effort to create the foundations for a return to a sustainable and long-lasting revenue growth.

The economic environment currently shows some recovery signs in several countries, but it is still premature to talk about short term increase in consumption. Our manufacturing presence in three continents, the capillary distribution and retail network, the product range and, above all, the high awareness of the Natuzzi brand globally, will be the trigger points to continue to leverage growth”.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs, manufactures and sells a broad collection of couches, armchairs, home furniture and home accessories. With consolidated revenues of €461.4 million in 2014, Natuzzi is Italy’s largest furniture house and the player with the greatest global reach in its sector, with eight manufacturing plants, twelve commercial offices and more than 1,100 points of sale worldwide. Ethics and social responsibility, innovation, industrial know-how and integrated management of its value chain represent the points of strength that have made the Natuzzi Group a market leader and established Natuzzi as the most recognized furniture brand in the world among consumers of luxury goods. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

Natuzzi S.p.A. informs that:

Starting from May 2015 the Company assigned the mandate for the activity of Company Investor Relations to Francesca Cocco. Francesca Cocco will develop and implement the communications strategy vis-à-vis financial analysts and investors, by coordinating the relations between the top management and the financial market. The Company thanks Piero Direnzo, who previously covered this role, for the activity he has performed, Piero has now been appointed treasury and financial planning manager.

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the first quarter 2015 & 2014 on the basis of Italian GAAP
(expressed in millions of Euro, except per share amounts)

	Three months ended on		Change	Percentage of Sales
	31-Mar-15	31-Mar-14%		31-Mar-15	31-Mar-14

Upholstery net sales	109,5	87,9	24,6%	89,4%	89,4%
Other sales	13,0	10,5	24,7%	10,6%	10,6%
Total Net Sales	122,6	98,4	24,6%	100,0%	100,0%

Consumption (*)	(57,7)	(44,5)	29,6%	-47,1%	-45,3%
Labor	(20,8)	(19,1)	9,3%	-17,0%	-19,4%
Industrial Costs	(8,0)	(6,8)	17,7%	-6,5%	-6,9%
of which: Depreciation, Amortization	(2,5)	(2,5)	2,6%	-2,1%	-2,5%
Cost of Sales	(86,5)	(70,4)	23,0%	-70,6%	-71,5%

Industrial Margin	36,0	28,0	28,7%	29,4%	28,5%

Selling Expenses	(19,8)	(16,0)	23,8%	-16,1%	-16,2%
Transportation	(13,0)	(10,2)	26,9%	-10,6%	-10,4%
Commissions	(2,5)	(2,3)	10,0%	-2,1%	-2,3%
Advertising	(4,3)	(3,5)	23,7%	-3,5%	-3,5%

Other Selling and G&A	(21,2)	(21,4)	-1,2%	-17,3%	-21,8%
of which: Depreciation, Amortization	(1,0)	(1,1)	-9,2%	-0,8%	-1,1%
EBITDA	(1,4)	(5,9)	-75,7%	-1,2%	-6,0%

EBIT	(4,9)	(9,4)	-47,6%	-4,0%	-9,6%

Interest Income/(Costs), Net	(0,5)	(0,3)
Foreign Exchange, Net	(4,0)	0,8
Other Income/(Cost), Net	(0,2)	(0,3)
Earning before Income Taxes	(9,7)	(9,2)		-7,9%	-9,4%

Current taxes	(0,1)	(0,5)		-0,1%	-0,5%

Net Result	(9,8)	(9,8)		-8,0%	-9,9%

Minority interest	(0,0)	(0,0)

Net Group Result	(9,8)	(9,8)		-8,0%	-9,9%

Net Group Result per Share	(0,18)	(0,18)

Key Figures in U.S. dollars	Three months ended on		Change	Percentage of Sales
(millions)	31-Mar-15	31-Mar-14%		31-Mar-15	31-Mar-14

Total Net Sales	138,1	110,8	24,6%	100,0%	100,0%
Industrial Margin	40,6	31,5	28,7%	29,4%	28,5%
EBIT	(5,6)	(10,6)		-4,0%	-9,6%
Net Group Result	(11,0)	(11,0)		-8,0%	-9,9%
Net Group Result per Share	(0,20)	(0,20)

Average exchange rate (U.S.$ per 1€)	1,1263

(*) Purchases plus beginning stock minus final stock and leather processing

UPHOLSTERY NET SALES BREAKDOWN
GEOGRAPHIC BREAKDOWN
	NET SALES (in €, million)					NET SALES (in seats sold)
	Three months ended on					Three months ended on

AREA	31-Mar-15%		31-Mar-14%		delta	31-Mar-15%		31-Mar-14%		delta
Americas	45,0	41,1%	33,3	37,9%	35,3%	177.697	45,5%	172.190	46,2%	3,2%
Natuzzi	27,8	25,4%	18,2	20,8%	52,4%	91.735	23,5%	75.687	20,3%	21,2%
Private label	17,2	15,7%	15,1	17,1%	14,4%	85.962	22,0%	96.503	25,9%	-10,9%

EMEA	50,8	46,4%	44,3	50,3%	14,8%	180.505	46,3%	161.975	43,5%	11,4%
Natuzzi	36,6	33,4%	35,4	40,3%	3,5%	101.164	25,9%	106.224	28,5%	-4,8%
Private label	14,2	12,9%	8,9	10,1%	60,0%	79.341	20,3%	55.751	15,0%	42,3%

Asia-Pacific	13,7	12,5%	10,4	11,8%	32,2%	31.940	8,2%	38.318	10,3%	-16,6%
Natuzzi	13,4	12,2%	9,7	11,0%	38,4%	30.107	7,7%	33.259	8,9%	-9,5%
Private label	0,3	0,3%	0,7	0,8%	-54,1%	1.833	0,5%	5.059	1,4%	-63,8%

TOTAL	109,531	100,0%	87,912	100,0%	24,6%	390.142	100,0%	372.482	100,0%	4,7%

BREAKDOWN BY BRAND
	NET SALES (in €, million)					NET SALES (in seats sold)
	Three months ended on					Three months ended on

BRAND	31-Mar-15%		31-Mar-14%		delta	31-Mar-15%		31-Mar-14%		delta
Natuzzi	77,8	71,0%	63,3	72,0%	22,9%	223.006	57,2%	215.170	57,8%	3,6%
Private label	31,7	29,0%	24,6	28,0%	28,9%	167.136	42,8%	157.312	42,2%	6,2%
TOTAL	109,5	100,0%	87,9	100,0%	24,6%	390.142	100,0%	372.482	100,0%	4,7%

The "Natuzzi" brand includes the Group's three lines of product: Natuzzi Italia, Natuzzi Editions and Natuzi Re-Vive

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets on the basis of Italian GAAP
(Expressed in millions of Euro)
ASSETS	31-Mar-15	31-Dec-14

Current assets:
Cash and cash equivalents	28,6	32,8
Marketable debt securities	0,0	0,0
Trade receivables, net	96,7	96,0
Other receivables	23,4	18,1
Inventories	91,7	90,2
Unrealized foreign exchange gains	0,4	0,3
Prepaid expenses and accrued income	1,6	1,3
Deferred income taxes	0,5	0,5
Total current assets	242,9	239,3

Non-current assets:
Net property, plant and equipment	131,0	130,8
Other assets	9,8	10,0
Total non-current assets	140,8	140,8

TOTAL ASSETS	383,8	380,1

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	24,7	20,7
Current portion of long-term debt	2,8	3,1
Accounts payable-trade	71,2	75,2
Accounts payable-other	27,1	29,7
Unrealized foreign exchange losses	1,5	0,6
Income taxes	1,2	1,1
Deferred income taxes	1,0	1,0
Salaries, wages and related liabilities	18,7	18,3
Total current liabilities	148,2	149,7

Long-term liabilities:
Employees' leaving entitlement	21,0	20,9
Long-term debt	5,4	6,2
Deferred income for capital grants	8,0	8,1
Other liabilities	20,5	21,2
Total long-term liabilities	54,8	56,3

Minority interest	3,4	3,0

Shareholders' equity:
Share capital	54,9	54,9
Reserves	40,9	40,9
Additional paid-in capital	8,4	8,4
Retained earnings	73,2	66,8
Total shareholders' equity	177,4	171,0

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	383,8	380,1

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Statements of Cash Flows	Three months ended on
(Expressed in million of Euro)	31-Mar-15	31-Mar-14
Cash flows from operating activities:
Net earnings (loss)	(9,8)	(9,8)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	3,5	3,6
Write-off of fixed asstes	-	-
Impairment of long lived assets	-	-
One-time termination benefit	-	-
Deferred income taxes	0,0	0,0
Minority interest	-	0,0
(Gain) loss on disposal of assets	-	(0,0)
Unrealized foreign exchange losses (gains)	0,8	0,7
Extraordinary items, net	-	-
Deferred income for capital grants	(0,1)	(0,1)
Non monetary operating items	4,3	4,2

Change in assets and liabilities:
Receivables, net	(0,7)	0,6
Inventories	(1,5)	1,1
Prepaid expenses and accrued income	(0,3)	0,0
Accounts payable	(4,1)	(0,4)
Income taxes	0,2	(0,3)
Salaries, wages and related liabilities	1,1	0,8
Other assets/liabilities, net	3,3	0,6
Net working capital	(2,0)	2,5

One-time outflow from restructuring activities	(1,5)	-

Net cash generated/(used) by operating activities	(9,0)	(3,1)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(0,8)	(3,5)
Disposals	0,1	0,1
Other Assets	-	-
Dividends distribution	-	-
Minority interest acquisition	-	-
Goverment grants received	-	0,5
Net cash generated/(used) by investing activities	(0,8)	(2,9)

Cash flows from financing activities:
Long-term debt:
Proceeds	-	-
Repayments	(1,2)	(1,1)
Short-term borrowings	3,9	2,7
Net cash generated/(used) by financing activities	2,8	1,6

Effect of translation adjustments on cash	2,7	(1,4)

Increase (decrease) in cash and cash equivalents	(4,2)	(5,8)

Cash and cash equivalents, beginning of the year	32,9	61,0

Cash and cash equivalents, end of the period	28,6	55,2

CONTACT:
NATUZZI INVESTOR RELATIONS
Francesca Cocco; tel. +39.080.8820.676
fcocco@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office); tel. +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	May 15, 2015	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi